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WRITER'S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2009	mlevy@luselaw.com

January 17, 2017

Via EDGAR

Christian Windsor

Special Counsel

Office of Financial Services

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Standard Financial Corp.

Registration Statement on Form S-4

Filed December 13, 2016

File No. 333-215069

Dear Mr. Windsor:

We are in receipt of your letter dated January 5, 2017 regarding the review of the Registration Statement on Form S-4 for Standard Financial Corp. (the “Company”), which was filed on December 13, 2016. The following paragraphs reference the comment cited and the Company’s response to that comment.

SEC Comment

General

1.	It appears that Standard's Proposal 2 would, among other things and if adopted, simultaneously change the combined company's ability to remove directors, engage in future merger transactions, and amend certain portions of its Articles of Incorporation. Please provide us with your analysis for how including the certain corporate governance changes contemplated by Article 14 in a single proposal complies with Exchange Act Rule 14a-4(a)(3). For more guidance, please refer to Compliance and Disclosure Interpretation (Regarding Unbundling under Rule 14a-4(a)(3) Generally), Questions 101.01 and 101.02 and consult Compliance and Disclosure Interpretation Question 201.01 (Regarding Unbundling in the M&A Context). Alternatively, please present each material matter as a separate item.

Response

The Company has presented each proposed material change to its Articles of Incorporation as a separate voting matter under Proposals 2a through 2d throughout the Joint Proxy Statement/Prospectus.

Christian Windsor, Esq.

January 17, 2017

General

2.	Please revise so that Allegheny's shareholders have an opportunity to express their views separately on the certain corporate governance changes outlined in Proposal 2 to Standard's shareholders. Please refer to Rule 14a-4(a)(3) and consult Compliance and Disclosure Interpretation Question 201.01.

Response

The Joint Proxy Statement/Prospectus has been revised so that Allegheny's shareholders have an opportunity to express their views separately on the corporate governance changes outlined in Proposals 2a through 2d to Standard's shareholders.

Prospectus Cover Page

3.	Revise your disclosure regarding the merger consideration to disclose, briefly the types of adjustments that could be made to the consideration and to disclose the Allegheny termination right.

Response

The Prospectus Cover Page has been revised to disclose the circumstance under which the merger consideration could be adjusted.

Questions and Answers About the Merger

What Will Allegheny Shareholders Receive in the Merger?, page 2

4.	Please disclose that Allegheny has a termination right if the closing price of Standard's common stock on the determination date is both less than $19.80 per share and the decline of its share price is greater than the relative decline in the KBW Nasdaq Bank Index, unless Standard increases the exchange ratio in order to sufficiently negate its underperformance compared to the index. Please also discuss the nature of the adjustment features of the merger agreement.

Response

The above-referenced disclosure has been revised in response to the Staff’s comment.

Why is Standard Proposing to Amend its Articles of Incorporation?, page 2

5.	Please materially describe the "certain corporate governance" changes here, as well under the subheading "Approval and Adoption of the Amendments to the Articles of Incorporation" in your Prospectus Summary, and under the heading "Matters to be Considered at the Special Meeting" on page 28.

Christian Windsor, Esq.

January 17, 2017

Response

The Joint Proxy Statement/Prospectus has been revised to describe the proposed corporate governance changes in the “Question and Answers About the Merger”, the subheading "Approval and Adoption of the Amendments to the Articles of Incorporation" in the Prospectus Summary, and under the heading "Matters to be Considered at the Special Meeting."

Proposal 1: The Merger

Certain Non-Public, Unaudited, Forward-Looking Information Exchanged by Standard and Allegheny, page 39

6.	It appears that the financial advisors obtained "additional projections.. .prepared by the senior management of each company" that were used in preparing the financial advisors' analyses. For example, we note your disclosure on pages 45 and 59 that each company's financial advisors reviewed and considered certain financial projections for each company, and in the case of Boenning, at least through the calendar year ended December 31, 2018. We further note your disclosures on page 53 that KBW used projections to perform discounted cash flow analysis on each company "over the five year period from 2017 to 2021," as well as your disclosures beginning on page 63 that Boenning used Allegheny's management's five-year projections for earnings per share and tangible book value per share. To the extent that any of these projections contained material non-public information in addition to the information disclosed in this section, please revise this section to include that information as well.

Response

The above-referenced disclosure has been revised in response to the Staff’s comment.

Management After the Merger, page 77

7.	We note your disclosure that certain directors from each company are expected to become directors of the combined entity, and that the individuals in the enumerated list on page 78 "shall serve in accordance with and under the terms of their respective previously amended contractual obligations." Please attach these management contracts. Please see Item 601(b)(10)(iii)(A) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation Question 246.08, for guidance.

Response

The relevant management contracts have been included as Exhibits 10.10 through 10.13 to the Registration Statement.

Christian Windsor, Esq.

January 17, 2017

Voting Agreements, page 83

8.	We note your disclosure that each of the directors and certain executive officers of Standard and Allegheny entered into agreements to vote in favor of the merger agreement and that they are attached as Exhibits 1 and 2 to Annex A of your prospectus, however, the exhibits do not appear to have been included with Annex A in the filed S-4. Please either include the voting agreements as attachments to the merger agreement at the end of the prospectus, consistent with your existing disclosure, or please file these voting agreements as exhibits to the registration statement with your next pre-effective amendment and revise this disclosure to remove any inconsistency.

Response

The voting agreements have been included as Exhibits 1 and 2 to Annex A of the Joint Proxy Statement/Prospectus.

We believe the foregoing is responsive to the Staff’s comments. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2009.

Very truly yours,

/s/ Marc Levy
Marc Levy

cc:	Christopher Dunham, Esq.
Erik Gerhard, Esq.
Timothy K. Zimmerman
Andrew W. Hasley